Exhibit 99.1

scPharmaceuticals Employee Q&A

General Information

1. What was announced regarding scPharmaceuticals and MannKind?

•	scPharmaceuticals and MannKind have entered into a definitive merger agreement for MannKind to acquire scPharmaceuticals.

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Under and subject to the terms of the merger agreement, MannKind and its newly-formed acquisition subsidiary will commence a tender offer (the “Tender Offer”) to acquire all outstanding shares of scPharmaceuticals’s common stock at an offer price of $5.35 per share in cash, plus one non-tradeable “contingent value right” (a “CVR”) per share. A CVR is a right to receive potential contingent payments if certain conditions are satisfied in the future. Here, each CVR would entitle its holder to receive up to an additional $1.00 per share in cash, upon, and subject to the achievement of, specified regulatory and net sales milestones (each, a “Milestone” and, collectively, “Milestones”), as further described below.

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The regulatory Milestone will be achieved if FDA approval is received with respect to FUROSCIX Autoinjector or Self-Dose by a specified date. The regulatory Milestone must be achieved on or before certain dates in order to receive the cash amounts set forth below:

•	September 30, 2026, for a payment of $0.75 per CVR

•	December 31, 2026, for a payment of $0.50 per CVR

•	June 30, 2027, for a payment of $0.25 per CVR

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The net sales Milestone will be met upon achievement of $110 million or more in cumulative net sales of FUROSCIX in any trailing consecutive 12-month period ending prior to and including December 31, 2026. The net sales milestone payment will be:

•	$0.25 per CVR upon the achievement of $120 million or more of worldwide net sales in any trailing twelve-month period ending prior to and including December 31, 2026; or

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if, as of December 31, 2026, the highest net sales in any trailing 12-month period were between $110 million and $120 million, a payment per CVR calculated on a straight-line basis between $0.10 and $0.25 per CVR, such that the payment per CVR increases proportionally as net sales increase from $110 million to $120 million

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There is no guarantee that one or both Milestones will be achieved by the applicable deadlines, or at all, or that such payments will be made with respect to the CVR. Any payments made in connection with the transaction will be without interest and subject to applicable tax withholdings.

2. Who is MannKind?

•	MannKind develops therapeutic products and devices that can help people manage serious medical conditions so that they can experience the very best that life has to offer.

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MannKind’s ultra rapid-acting inhaled insulin, Afrezza® is changing the way diabetes is treated and, with its innovative Technosphere® technology, it is developing new ways for people with endocrine and orphan lung diseases to truly thrive.

3. What is a Tender Offer?

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A tender offer is an offer made directly to a company’s stockholders to purchase their shares. Stockholders are given the opportunity to “tender” or sell their stock for a set price within a stated time limit. In this case, MannKind will be making an offer to purchase all shares of scPharmaceuticals common stock for a cash payment of $5.35 plus one CVR per share.

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A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

•	Further details on the tender offer will be made available in documents to be filed by scPharmaceuticals and MannKind with the Securities and Exchange Commission

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Holders of scPharmaceuticals equity awards, such as stock options and restricted stock units, are not entitled to participate in the tender offer with respect to such equity awards, but will be eligible to participate with respect to shares of scPharmaceuticals’ common stock issued upon the exercise of stock options or the settlement of restricted stock units. The treatment of scPharmaceuticals’ equity awards in connection with the transaction is described below. Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your equity awards, and the tax consequences relating to your equity awards.

4. What will occur in the transaction? What will happen to scPharmaceuticals as a company?

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Following the completion or “closing” of the transaction, scPharmaceuticals will be a wholly owned subsidiary of MannKind, and scPharmaceuticals will be part of MannKind’s growing business. We will continue to keep you informed of any updates as we move through this process.

5. How will scPharmaceuticals and MannKind work with one another?

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The transaction will also allow us to combine the companies’ complementary commercial, technical and medical capabilities to advance our pipeline with the goal of making a larger, collective impact on the unmet needs of our patients.

•	We will share additional details after closing. Until closing, we will continue to operate on a business-as-usual basis as a separate, independent company.

6. What is the benefit of this transaction for scPharmaceuticals and MannKind, and why was it the best path forward?

•	We believe MannKind’s resources, development and commercialization expertise, and therapeutic footprint would be invaluable in moving the FUROSCIX franchise forward.

7. Will there be layoffs?

•	The tender offer is the first step in a multi-step process to complete the transaction.

•	Until the transaction closes, we will continue to operate on a business-as-usual basis as a separate, independent company.

•	We do not intend to make any immediate changes to our day-to-day operations.

8. What is the timeline of the transaction? When will it close?

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Subject to satisfaction of customary closing conditions and the receipt of regulatory approvals, it is expected that the transaction will close in the fourth quarter of 2025. We cannot specify an exact date at this time.

9. What approvals are required before the transaction can be completed?

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Completion of the transaction is subject to the satisfaction of customary closing conditions, including the valid tender of more than 50% of the outstanding shares of scPharmaceuticals’ common stock and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Roles & Responsibilities

10. What’s changing for me as an scPharmaceuticals employee?

•	Nothing changes right now. Until the transaction closes, we will continue to operate on a business-as-usual basis as a separate, independent company.

•	After closing, we will provide updates regarding any changes.

11. Who will lead the combined company?

•	After the transaction closes, scPharmaceuticals will become a wholly owned subsidiary of MannKind.

•	Leadership details for the combined organization will be communicated after closing.

12. What will happen to the current scPharmaceuticals leadership team?

•	Until closing, there will be no changes.

•	Leadership structure following closing will be communicated at the appropriate time.

13. How will this affect my role?

•	There are no immediate changes to your role.

•	Changes, if any, will be communicated in advance and thoughtfully managed.

14. Will compensation or benefits change?

•	Your compensation and benefits are expected to remain unchanged until the transaction closes.

After closing, any updates will be communicated to you. However, it is our intention that from and after closing through December 31, 2026, MannKind will protect cash compensation (base salary and bonus/IC target) for all continuing employees. In addition, MannKind offers a competitive set of benefits including a bonus program, 401(k) match program, ESPP program, employee recognition program, tuition reimbursement program, medical/disability/life insurance program, and an equity program for eligible employees. MannKind possesses a competitive compensation and benefits program and the intention is to extend that program to all continuing employees.

15. Will my reporting structure change?

•	There will be no changes to reporting structure until after the transaction closes.

•	If changes are required, details will be shared following closing.

16. Will I need to relocate?

•	No immediate relocations are expected.

•	If there are changes in the future, they will be discussed individually and communicated in advance.

Equity Awards

17. What is the treatment of restricted stock units (RSUs)?

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Each outstanding RSU, whether vested or unvested, will be cancelled at closing and converted into the right to receive a cash payment equal to the per-share offer price of $5.35, plus one CVR, less applicable tax withholdings.

•	Payment will occur promptly following closing.

18. What is the treatment of stock options?

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Options that are “in the money” (i.e., with an exercise price less than $5.35), whether or not vested or exercisable, will be cancelled at closing and converted into the right to receive a cash payment equal to:

•	the excess, if any, of the per-share offer price of $5.35 over the exercise price of the option, plus one CVR, less applicable tax withholdings.

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Options with an exercise price equal to or greater than $5.35 will be cancelled for no consideration if not exercised prior to closing. Prior to closing, you may exercise any such options (subject to any exercise restrictions) to receive the consideration described below for holders of shares of scPharmaceuticals common stock.

19. What is the treatment of common stock I own from exercise of my options?

•	Shares received upon the exercise of a stock option will be treated the same as all other outstanding shares of scPharmaceuticals common stock.

•	If you hold shares, you will be entitled to receive $5.35 in cash, plus one CVR, for each share you hold.

scPharmaceuticals Employee Stock Purchase Plan (ESPP)

20. What will happen to the ESPP?

•	Any contributions under the current offering period will be refunded to you and the ESPP will be terminated immediately prior to closing.

21. Can I continue making contributions to the ESPP?

•	No. No new offering periods will begin after the announcement of the transaction under the ESPP.

22. How will shares purchased under the ESPP be treated in the transaction?

•	Shares purchased in prior offering periods under the ESPP will be treated the same as all other outstanding shares of scPharmaceuticals common stock.

•	This means that if you still hold such shares, you will be entitled to receive $5.35 in cash, plus one CVR, for each share.

Additional Information

23. What happens to employees’ length of service?

•	MannKind intends to consider your length of service with scPharmaceuticals after closing under certain of its benefit plans and programs, if applicable.

24. What if I am on a leave of absence at the time of closing?

•	Your employment status will be handled in accordance with applicable law and company policy.

•	Additional information will be provided as appropriate based on individual circumstances.

25. Will my 401(k) or retirement benefits be affected?

•	Your current benefits remain in place until closing.

•	Details regarding 401(k) or retirement benefit transitions will be provided to you shortly.

26. What happens to accrued vacation or paid time off (PTO)?

•	Accrued vacation or PTO balances will carry over in accordance with applicable law and company policy.

•	Additional information will be shared after closing.

27. Will there be changes to healthcare benefits?

•	Current healthcare benefits will remain in place until the closing of the transaction.

•	After closing, you will receive information regarding benefit programs offered by MannKind.

28. What happens if I have outstanding expense reimbursements at the time of closing?

•	Outstanding expense reports should be submitted promptly.

•	Reimbursements will continue to be processed in the ordinary course through closing.

External Communications

29. Can I post about the acquisition on social media?

•	No. Employees should not post about the transaction on personal or professional social media.

•	All external communications must come from official company channels.

30. What should I do if I receive inquiries from the media?

•	Refer all media inquiries to Corporate Communications.

•	Do not respond directly to reporters or make comments on behalf of the company.

31. How should I respond if an investor contacts me?

•	Direct all investor inquiries to Investor Relations.

•	Do not provide any comments or information.

32. What should I say to friends or family who ask about the acquisition?

•	You may share information that has been publicly announced.

•	Do not share any confidential or non-public information.

33. What if I am contacted by customers or business partners?

•	Thank them for their interest and refer them to the appropriate business contact.

•	Do not speculate on future plans or changes.

34. What if I am contacted by competitors?

•	Do not engage in conversations with competitors about the transaction.

•	Refer any inquiries to the Legal department.

35. Can I speak to my doctor or healthcare provider about FUROSCIX or SCP-111?

•	Yes, you may discuss our products as you normally would in your role.

•	Continue to follow all compliance and promotional guidelines.

36. What should I do if I receive inquiries from government or regulatory authorities?

•	Immediately notify the Legal department.

•	Do not respond directly.

37. Will there be an all-hands meeting to discuss the acquisition?

•	Yes. A company-wide meeting will be scheduled to review the transaction and answer employee questions.

•	Details will be shared shortly.

38. How will updates be communicated?

•	Updates will be provided via email, Team meetings, and the company intranet.

•	Leadership will ensure employees are informed throughout the process.

39. Will employees have the opportunity to ask questions?

•	Yes. Employees are encouraged to submit questions to HR or leadership.

•	Questions will be addressed in upcoming communications.

40. If I have additional questions, who can I ask?

•	Please reach out to your manager, HR, or Corporate Communications.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of scPharmaceuticals Inc., a Delaware corporation (the “Company”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (“SEC”) by MannKind Corporation, a Delaware corporation (“Parent”) and Seacoast Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.scPharmaceuticals.com.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction; the planned completion and timing of the transaction; expectations regarding post-closing employment and employee compensation and benefits and the expected timing for communicating changes thereto; and the prospective performance and outlook of the surviving company’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the merger agreement; risks that the Milestones related to the CVRs are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, such as the Company’s dependence on the commercial success of FUROSCIX and, if approved, its other product candidates; risks related to the receipt of regulatory approval for its product candidates; risks related to its ability to manufacture, or the ability of third parties to deliver, sufficient product for commercialization of FUROSCIX or any of its product candidates, if approved; risks related to the Company’s history of operating losses, including that it has a history of significant operating losses and expects to incur significant and increasing losses for the foreseeable future; it may never achieve or maintain profitability; it may need additional funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts; the terms of its credit facility and revenue participation financing facility place restrictions on its operating and financial flexibility, and it may not have cash available in an amount sufficient to enable it to make interest or principal payments on its indebtedness when due; clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome, and any difficulties or delays in the commencement or completion, or the termination or the potential for the results from any clinical trials to support submission of sNDAs or comparable regulatory applications; and the risk that global economic factors and uncertainties will impact the Company’s operations, and other risks related to Parent’s and the Company’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Company’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.